FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australi[redacted]
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgrou[redacted]

05009820

FOSTER'S
GROUP
Inspiring Global Enjoyment

SEC MAIL RECEIVED PROCESSING
JUL 18 2005
WASH. D.C. 198 SECTION

For your information as released to

The Australian Stock Exchange.

Fosters Brewing Group SUPPL

With Compliments

FILE NO: 082-01711

PROCESSED
JUL 19 2005
THOMSON
FINANCIAL

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP

Inspiring Global Enjoyment

1 July 2005

Martin Hudson appointed Company Secretary

Mr Martin Hudson has been appointed Company Secretary of Foster's Group Limited, in addition to his role as Senior Vice President Chief Counsel. He replaces Mr Peter Bobeff who will be retiring this month after 13 years of service with Foster's.

Mr Hudson brings over 35 years of international legal and senior executive experience to his current role, including three and a half years as Company Secretary and Chief General Counsel of Southcorp Limited, and six and a half years as Chief General Counsel to the Pacific Dunlop group of companies.

He also has extensive experience with national law firm Freehills, the last eight years in which he represented Freehills as variously Managing Partner / Chairman in the Melbourne office, a member of the National Board, and senior partner in the London Office.

Further information:

Media
Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors
Chris Knorr
Tel: +61 3 9633 2685
Mob: 0417 033 623

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